SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 21, 2011

DATE, TIME AND PLACE: On February 21, 2011, at 11:00 am, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of its acting members, Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian. Pursuant to the provided for in Section 29, paragraph 2 of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola e Suniglia, Marco Patuano, Andrea Mangoni and Adhemar Gabriel Bahadian attended the meeting by means of video conference/conference call. Pursuant to the provided for in Section 163, paragraph 3 of the Brazilian Law Nr. 6,404/1976, also attended the meeting the members of the Company’s Statutory Audit Committee, Messrs. Alberto Emmanuel Carvalho Whitaker, Oswaldo Orsolin, Alfredo Ferreira Marques Filho, Samuel de Paula Matos and Carlos Alberto Caser. Besides, also attended the meeting Messrs. Claudio Zezza, Chief Financial Officer, Paolo Stoppaccioli, Chief Human Resources Officer, Rogerio Takayanagi, Chief Marketing Officer, and Alessandra Catanante, Secretary-General and of the Board of Directors, along with the representatives of PricewaterhouseCoopers, independent auditors of the Company, as well as the representative of Accenture do Brasil Ltda.

BOARD: Mr. Manoel Horácio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Special Advisory Committees: Compensation Committee and Internal Control and Corporate Governance Committee; (2) To resolve on the proposed budget of the Company and its Subsidiaries for the year 2011; (3) To resolve on the extension of certain loans raised by the Subsidiary TIM Celular S.A. (“TCEL”); (4) To acknowledge about the Company’s intention to initiate negotiations with the European Investment Bank (“EIB”), in order to obtain a financing for TCEL; (5) To resolve on the management’s report and the individual and consolidated financial statements of the Company in IFRS, dated as of December 31, 2010; (6) To resolve on the management’s proposal for allocation of the results related to the year 2010 and distribution of dividends by the Company; (7) To resolve on the proposed Company’s capital budget; (8) To resolve on the proposal for the Company’s capital increase; (9) To resolve on the proposed compensation to the Company’s

1/4

managers during the year 2011; (10) To resolve on the proposal for extension of the Cooperation and Support Agreement, to be entered by and between Telecom Italia S.p.A. and TCEL, with the Company as intervener; (11) To resolve on some modifications in the composition of the Board of Directors; (12) To resolve on the donation made to the Rio de Janeiro’s Town Hall – fire Carnival 2011; (13) To resolve on the convening of an Annual and Extraordinary and Shareholders’ Meeting of the Company, in order to submit to approval the matters listed on items (5), (6), (7), (8), (9), (10) and (11) above, as well as the other matters provided for in the Brazilian Law Nr. 6,404/1976; and (14) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) acknowledge about the activities carried out by the Compensation Committee and by the Internal Control and Corporate Governance Committee, in the last meeting of the referred bodies, both held on this date; (2) approve the proposed budget of the Company and its Subsidiaries for the year 2011; (3) approve the extension, by and between TCEL and Banco Santander (Brasil) S.A.(“Santander”), as the successor of Banco ABN AMRO Real S.A. (“ABN”) by means of consolidation, for a further 18-month period, of the term of 2 (two) loans, each one of them represented by the respective Bank Credit Bill issued by TCEL on behalf of ABN, in the amount of (a) R$ 150,000,000.00 (one hundred and fifty million Reais), with new expiry date on October 04, 2012 (SAS Nr. 230/2011); and (b) R$ 50,000,000.00 (fifty million Reais), with new expiry date on October 25, 2012 (SAS Nr. 231/2011); (4) acknowledge about the Company’s intention to initiate negotiations with the EIB, in order to obtain a long-term financing for TCEL, with the Company as intervener, in the estimated amount provided for in the material presented to the Board Members, purporting the investment in Network and Information Technology, being recorded that such operation shall be submitted to this Board as soon as EIB presents the conditions of the referred financing; (5) approve, based on the information furnished by the Company, the Statutory Audit Committee and the independent auditors, and ad referendum of the Shareholders’ Meeting, the management`s report and the individual and consolidated financial statements of the Company in IFRS, dated as of December 31, 2010, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee. The Board Members have congratulated the Chief Executive Officer and all the other Officers for the great results reached by the Company in this fiscal year; (6) approve, ad referendum of the Shareholders’ Meeting and based on a favorable Opinion of the Statutory Audit Committee, the management`s proposal for allocation of the results related to the year 2010 and distribution of dividends by the Company; (7) approve, ad referendum of the Shareholders’ Meeting and based on a favorable Opinion of the Statutory Audit Committee, the proposed Company’s capital budget, in the total amount of R$ 2,912,000,000.00 (two billion, nine hundred and twelve million Reais), which shall be allocated to projects related to network development, Information Technology and business development; (8) approve, ad referendum of the Shareholders’ Meeting and based on a favorable Opinion of the Statutory Audit Committee, the proposal for the Company’s capital increase, in the amount of R$ 15,568,604.53 (fifteen million,

2/4

five hundred and sixty-eight thousand, six hundred and four Reais and fifty-three cents), with the issuance of new shares, upon capitalization of the portion of the Special Goodwill Reserve corresponding to the amount of fiscal benefit accrued by TCEL during the fiscal year 2010, being such benefit resulting from the amortization of the goodwill accounted by the subsidiaries in the year 2000, regarding that such capital increase will result in the necessity to amend the wording of the Section 5th of the Company`s By-Laws, which is also subject to approval by the Shareholders’ Meeting; (9) approve, ad referendum of the Shareholders’ Meeting, the proposed compensation to the Company`s managers during the year 2011. The Board Members suggested the Company to evaluate the preparation of a “strategic resources” plan for further analysis and resolution by the Board; (10) submit, according to the item XII of the Section 25 of the Company`s ByLaws, to discussion, appreciation and approval by the Extraordinary Shareholders` Meeting, the Officers` proposal related to the extension of the Cooperation and Support Agreement, to be entered by and between Telecom Italia S.p.A. and TCEL, with the Company as intervener (“Agreement”). Based on the documents presented by the Officers, the conclusion is that the Company and TCEL have actually been benefited from the solutions and innovations not fully available yet in the Brazilian market, with a lower cost and gains in productivity. The Projects were followed-up and validated by the independent consultant, which concluded that the performance of the Agreement observed the current procedures of the Company for contracts in general, with no preference or any sort of exception on behalf of Telecom Italia S.p.A. Therefore, this Board summoned the Officers` proposal related to the convening of the Shareholders` Meeting, in order to discuss and resolve on the eventual extension of such Agreement for a further 12-month period, to be entered by and between Telecom Italia S.p.A. and TCEL, with the Company as intervener. The following documents were duly forwarded to the Board Members, for their knowledge: (i) new fairness opinion issued by Accenture do Brasil Ltda., which concludes that all the conditions stated in the documents related to the extension of the Agreement are equitable and that the values established for the projects to be performed in 2011 are in better conditions to TCEL and the Company than the current market conditions; (ii) legal opinions issued by the Brazilian law firm Momsen, Leonardos & Cia. and by the Italian law firm Studio Torta, which reinforce that the provisions of the Agreement, as they are written, are in accordance with the Brazilian law, the Italian law and the market conditions; (iii) roadmap that details the activities and projects to be performed under the Agreement, if approved. Further to all the review and analysis, the Board decided to submit the proposal to the Shareholders` Meeting, based on the Officers` proposal, as well as the further documents hereinabove mentioned; (11) after the Chairman communication, made in the opening of the meeting, regarding the receipt of the resignation letter sent by Mr. Andrea Sandro Calabi from the position of effective member of this Board of Directors, being such resignation recorded hereby and deemed effective as from December 31, 2010, (a) elect Mr. Stefano de Angelis, Italian citizen, married, bachelor in Economics, bearer of the Italian passport Nr. C878153, valid until February 20, 2015, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under Nr. 059.567.317-10, domiciled at Via Corso d’Italia, Nr. 41, in the City of Rome, Italy, as an effective member of this Board of Directors until the next Shareholders’ Meeting, pursuant to the provided for in Section 150 of the Brazilian Law Nr. 6,404/1976 and in Section 28, sole paragraph, of the Company’s By-Laws. It shall be recorded hereby that Mr. Stefano de Angelis will

3/4

present the statement provided in the CVM Instruction Nr. 367/2002 at the moment of execution of his instrument of appointment. The Board Members also expressed sincere thanks for the relevant services rendered during the time Mr. Andrea Sandro Calabi has performed his activities in the Company; and (b) approve the amendment to the resolution related to the item (1) of the Agenda, taken in the last meeting of this Board of Directors, held on December 13, 2010, in order to record that Mr. Carmelo Furci has been appointed as an effective member of this Board of Directors, however, its investiture shall be dependent upon the obtention of his visa and other necessary authorizations to be issued by the competent authorities. In virtue of the amendment referred above, Mr. Carmelo Furci shall present again, at the moment of his investiture in the position of member of this Board, the statement provided for in the CVM Instruction Nr. 367/2002 and, therefore, Mr. Carmelo Furci shall execute his instrument of appointment; (12) ratify the donation made by TCEL to the Rio de Janeiro’s Town Hall, in the amount of R$ 500,000.00 (five hundred thousand Reais), as a means to support the Carnival 2011, due to the recent fire in the Cidade do Samba (SAS Nr. 233/2011); (13) approve the convening of an Annual and Extraordinary Shareholders’ Meeting of the Company, to be held until the end of April 2011, in order to submit to approval the matters listed on items (5), (6), (7), (8), (9), (10) and (11) above, as well as the other matters provided for in the Brazilian Law Nr. 6,404/1976; and (14) No other matter was resolved by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), February 21, 2011.

ALESSANDRA CATANANTE

Secretary-General and of the Board of Directors

4/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 22, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.